                                                                    Exhibit 12.1


                          DQE, Inc. and Subsidiaries
          Calculation of Ratio of Earnings to Combined Fixed Charges
           and Preferred and Preference Stock Dividend Requirements
                            (Thousands of Dollars)


                                                                                  Year Ended December 31,
                                               Nine Months Ended    ----------------------------------------------------
                                               September 30, 1998     1997       1996       1995       1994       1993
                                               ------------------   --------   --------   --------   --------   --------
FIXED CHARGES:
  Interest on long-term debt                        $ 61,142        $ 87,420   $ 88,478   $ 95,391   $101,027   $108,479
  Other interest                                       9,779          13,823     10,926      7,033      4,050      2,718
  Portion of lease payments representing
    an interest factor                                33,330          44,208     44,357     44,386     44,839     45,925
  Dividend requirement                                11,370          21,649     14,385      7,374      9,355     14,368
                                                    --------        --------   --------   --------   --------   --------
      Total Fixed Charges                           $115,621        $167,100   $158,146   $154,184   $159,271   $171,490
                                                    --------        --------   --------   --------   --------   --------
EARNINGS:
  Income from continuing operations                 $147,403        $199,101   $179,138   $170,563   $156,816   $141,407
  Income taxes                                        66,685*         95,805*    87,388*    96,661*    92,973*    79,822*
  Fixed Charges as above                             115,621         167,100    158,146    154,184    159,271    171,490
                                                    --------        --------   --------   --------   --------   --------
      Total Earnings                                $329,709        $462,006   $424,672   $421,408   $409,060   $392,719
                                                    --------        --------   --------   --------   --------   --------
RATIO OF EARNINGS TO FIXED CHARGES                      2.85            2.76       2.69       2.73       2.57       2.29
                                                    ========        ========   ========   ========   ========   ========

     The Company's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.9 million for the nine months ended September 30, 1998, has been excluded from the ratio.

* Earnings related to income taxes reflect a $13.5 million decrease for the nine months ended September 30, 1998, a $17 million, $12 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively, due to financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.97 for the nine months ended September 30, 1998, and 2.87, 2.76, 2.82, 2.65, and 2.35 for the twelve months ended
  December 31, 1997, 1996, 1995, 1994 and 1993, respectively.